SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Country Style Cooking Restaurant Chain Co., Ltd.

(Name of Issuer)

Ordinary Shares, Par Value $US$0.001 per share

(Title of Class of Securities)

22238M109

(CUSIP Number)

May 7, 2013

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☑ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 22238M109

(1)	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) SKY SUCCESS VENTURE HOLDINGS LIMITED
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(5) SOLE VOTING POWER None
(6) SHARED VOTING POWER 5,477,200*
(7) SOLE DISPOSITIVE POWER None
(8) SHARED DISPOSITIVE POWER 5,477,200*
(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,477,200*
(10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.25% (based on 104,404,831 ordinary shares outstanding on December 31, 2012)
(12)	TYPE OF REPORTING PERSON (see instructions) CO

*	These ordinary shares are represented by 1,369,300 American Depositary Shares.

CUSIP No. 22238M109

(1)	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Jinjing Hong
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(5) SOLE VOTING POWER None
(6) SHARED VOTING POWER 5,477,200*
(7) SOLE DISPOSITIVE POWER None
(8) SHARED DISPOSITIVE POWER 5,477,200*
(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,477,200*
(10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.25% (based on 104,404,831 ordinary shares outstanding on December 31, 2012)
(12)	TYPE OF REPORTING PERSON (see instructions) IN

*	These ordinary shares are represented by 1,369,300 American Depositary Shares.

CUSIP No. 22238M109

(1)	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Liping Deng
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(5) SOLE VOTING POWER None
(6) SHARED VOTING POWER 5,477,200*
(7) SOLE DISPOSITIVE POWER None
(8) SHARED DISPOSITIVE POWER 5,477,200*
(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,477,200*
(10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.25% (based on 104,404,831 ordinary shares outstanding on December 31, 2012)
(12)	TYPE OF REPORTING PERSON (see instructions) IN

*	These ordinary shares are represented by 1,369,300 American Depositary Shares.

CUSIP No. 22238M109

(1)	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Zhiyong Hong
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(5) SOLE VOTING POWER None
(6) SHARED VOTING POWER 5,477,200*
(7) SOLE DISPOSITIVE POWER None
(8) SHARED DISPOSITIVE POWER 5,477,200*
(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,477,200*
(10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.25% (based on 104,404,831 ordinary shares outstanding on December 31, 2012)
(12)	TYPE OF REPORTING PERSON (see instructions) IN

*	These ordinary shares are represented by 1,369,300 American Depositary Shares.

CUSIP No. 22238M109

(1)	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Zhiyun Peng
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(5) SOLE VOTING POWER None
(6) SHARED VOTING POWER 5,477,200*
(7) SOLE DISPOSITIVE POWER None
(8) SHARED DISPOSITIVE POWER 5,477,200*
(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,477,200*
(10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.25% (based on 104,404,831 ordinary shares outstanding on December 31, 2012)
(12)	TYPE OF REPORTING PERSON (see instructions) IN

*	These ordinary shares are represented by 1,369,300 American Depositary Shares.

Item 1(a)	Name of Issuer:

  Country Style Cooking Restaurant Chain Co., Ltd. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

  18-1 Guojishangwu Center, 178 Zhonghua Road, Yuzhong District, Chongqing, People’s Republic of China

Item 2(a).	Name of Person Filing:

  This statement on Schedule 13G (this “Schedule 13G”) on behalf of the following persons:

  SKY SUCCESS VENTURE HOLDINGS LIMITED (the “Record Holder”)

  Jinjing Hong

  Zhiyong Hong

  Liping Deng

  Zhiyun Peng

Item 2(b).	Address of Principal Business Office or, if none, Residence:

  Sky Success Venture Holdings Limited

  13F, No.609, Yunling East Road,

  Putuo District,

  Shanghai, China

  Jinjing Hong

  Building 19, No.599 Lane, Yunling East Road,

  Putuo District,

  Shanghai, China

  Zhiyong Hong

  13F, No.609, Yunling East Road,

  Putuo District,

  Shanghai, China

  Liping Deng

  Suite 303 DBS Bank Tower,

  1318 Lu Jia Zui Ring Road,

  Shanghai, China

  Zhiyun Peng

  13F, No.609, Yunling East Road,

  Putuo District,

  Shanghai, China

Item 2(c). Citizenship:

The place of organization of the Sky Success Venture Holdings Limited is the British Virgin Islands. Each of Jinjing Hong, Zhiyong Hong, Liping Deng and Zhiyun Peng is a citizen of the People’s Republic of China.

Item 2(d). Title of Class of Securities:

  Ordinary Shares

Item 2(e). CUSIP Number:

  22238M109

Item 3.	If this Statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

  N/A

Item 4.	Ownership:

  (a) Amount beneficially owned:

Sky Success Venture Holdings Limited	5,477,200
Jinjing Hong	5,477,200
Zhiyong Hong	5,477,200
Liping Deng	5,477,200
Zhiyun Peng	5,477,200

The Record Holder is a British Virgin Islands company which is 100% controlled and owned by Jinjing Hong, Zhiyong Hong, Liping Deng and Zhiyun Peng, each of whom has shared voting power and investment control of the 5,477,200 ordinary shares represented by American Depositary Shares of the Issuer directly held by the Record Holder.

Parts (b) and (c) of this Item 4: Please refer to Item 5 through 9 on each cover page to this Schedule 13G.

Item 5.	Ownership of Five Percent or Less of a Class.

  Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

  Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

  Not applicable.

Item 8.	Identification and Classification of Members of the Group.

  Not applicable.

Item 9.	Notice of Dissolution of Group.

  Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of and do not have the effect of changing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect, other than activities solely in connection with a nomination under 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 7, 2013

SKY SUCCESS VENTURE HOLDINGS LIMITED

By:	/s/ Zhiyun Peng
Name:	Zhiyun Peng
Title:	Director

By:	/s/ Jinjing Hong
Name:	Jinjing Hong
Title:	Reporting Person

By:	/s/ Zhiyong Hong
Name:	Zhiyong Hong
Title:	Reporting Person

By:	/s/ Liping Deng
Name:	Liping Deng
Title:	Reporting Person

By:	/s/ Zhiyun Peng
Name:	Zhiyun Peng
Title:	Reporting Person

Exhibit 99.1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other Reporting Persons (as such term is defined in the Schedule 13G referred to below) on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the Ordinary Shares, par value US$0.001 per share, of Country Style Cooking Restaurant Chain Co., Ltd., a Cayman Islands company, and that this Agreement may be included as an Exhibit to such joint filing. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement as of May 7, 2013.

SKY SUCCESS VENTURE HOLDINGS LIMITED

By:	/s/ Zhiyun Peng
Name:	Zhiyun Peng
Title:	Director

By:	/s/ Jinjing Hong
Name:	Jinjing Hong

By:	/s/ Zhiyong Hong
Name:	Zhiyong Hong

By:	/s/ Liping Deng
Name:	Liping Deng

By:	/s/ Zhiyun Peng
Name:	Zhiyun Peng